WGNB Corp.
201 Maple Street
P.O. Box 280
Carrollton, Georgia  30117

April 28, 2009

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Kathryn McHale
Michael Seaman

Re:	WGNB Corp. (the “Company”)
Preliminary Proxy Statement on Schedule 14A filed April 17, 2009
File No. 001-34147

Dear Ms. McHale and Mr. Seaman:

We are in receipt of the Staff’s comments to the Company’s Preliminary Proxy Statement on Schedule 14A filed on April 17, 2009 (“Proxy Statement”), conveyed to us by letter dated April 28, 2009.  Set forth below are the Company’s responses to each of the Staff’s comments.  For your convenience, the Staff’s comments are reproduced in their entirety in bold below, and the Company’s responses thereto are set forth after each comment.

1.	Please provide an update on the status of your ongoing public offering in the filing.

Response:  On page 28 (last sentence of the first paragraph) we have disclosed that the public offering of Series A Preferred Stock has now been officially terminated and unsold shares deregistered.

2.
We note your statement on page 28 that the number of shares of common stock you currently have authorized would be insufficient to complete a transaction under your pending Capital Purchase Program application.  However, based on the number of shares of common stock you disclose as currently authorized, outstanding and reserved for issuance under currently existing agreements, it appears that you have sufficient shares of common stock authorized to complete a transaction under your application.  Please revise your disclosure to indicate the maximum number of shares of common stock that would be issuable to Treasury in connection with your application (i.e., the number of shares issuable upon exercise of the warrant) and confirm whether you currently have sufficient common stock authorized to engage in a transaction under your application.

Response:  On page 28, the Company has amended its disclosure to provide an illustrative example of the effects of a $20,000,000 CPP transaction (with pricing based on the most recent average 10-day trading price of the Company’s common stock ) on the current authorized but unissued preferred stock and common stock.  We confirm, as to each class of stock, that there are sufficient shares to do the desired transaction as reflected under the pending application.

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the Company’s responses to the Staff’s comments set forth above, please do not hesitate to contact the undersigned at (770) 830-2945.

Very truly yours,

WGNB CORP.

By:	/s/ Steven J. Haack
Steven J. Haack
Treasurer
(Principal Accounting Officer)